Exhibit 99.1

KW Specialty Selects Sapiens Solutions on the Cloud

Sapiens CoreSuite for Property & Casualty and ReinsurancePro will support KW Specialty’s Wholesaler Distribution Model Enabling them to Support Policy, Billing, Claims and Reinsurance Needs for a New Insurance Carrier

Holon, Israel – March 11, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that KW Specialty Insurance Company, a specialty insurance company who will partner with the wholesale distribution channel, specializing in personal lines, commercial P&C, and reinsurance has selected the Sapiens Core Suite for Property & Casualty as well as Sapiens ReinsurancePro. The Sapiens platform will support the core system needs of KW Specialty enabling them to quickly enter the insurance marketplace as a new carrier.

Utilizing Sapiens P&C solutions allows KW Specialty to take advantage of an agile, modular, end-to-end digital platform solution that supports advanced automation capabilities. With Sapiens ReinsurancePro, the insurance provider will be able to automate the cession of ceded premium, commissions, losses, reserves and loss adjustment expense. The move will save time and money by ensuring accuracy of reinsurance calculations and streamlining billing, collections and annual statement reporting.

“We partnered with Sapiens because we were looking for a best in class modular platform as well as insurance expertise that would work with us as we launch a new insurance company,” said Rose Larsen, VP Property Lines at KW Specialty. “The Sapiens solution provides us a complete and flexible platform for policy, billing, claims, and reinsurance which will enable us to quickly enter new markets, support our wholesale partners and insureds, and meet our company goals. We’re looking forward to developing our practices and workflows to completely support our wholesale partners.”

The New Platform will deliver:

●	Improved customer experience - delivering a fully digital experience with a more responsive service and better experience for KW Specialty wholesale partners and their producers and customers.

●	Modular and highly configurable solutions - increasing organizational efficiency and generating competitive advantages with speed to market.

●	Robust business management control and accuracy - providing precise and effective reinsurance information on demand.

“Sapiens is delighted to continue our expansion into the North American insurance market in partnership with KW Specialty, especially in their pursuit of advanced market penetration, “said Roni Al-Dor, Sapiens President and CEO. “Our full digital platform offering will allow for unprecedented automation, performance and configurability, ushering in a new era of insurance and policy implementation.”

About KW Specialty Insurance Company

KW Specialty is a family owned insurance company with a team member mentality. They firmly believe in allowing wholesale insurance partners to maintain independence and support local underwriting knowledge and distribution relationships. By offering innovative coverage and technology techniques, they present effective solutions for varied, complex, and/or unusual risks. Proven product knowledge and technical expertise helps KW Specialty provide heightened dedicated service to the wholesale industry.

For more Information: www.kwspecialty.com

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com